	OMB APPROVAL
	OMB Number: 3235-0060
	Expires: March 31, 2006
	Estimated average burden
	hours per response …….28.0

EFFECTIVE AUGUST 23RD, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 9, 2004

ROYAL GOLD, INC.

_____

(Exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO	80202-1132
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 303-573-1660

_____

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Event

On November 9, 2004, Royal Gold, Inc. announced that it raised the annual dividend by thirty-three percent to $0.20. The information contained in the press release dated November 9, 2004, regarding the Company's dividend is incorporated herein by reference and is filed as Exhibit 99.1 hereto.

Exhibit
Number   Description

99.1   Press Release dated November 9, 2004 "Royal Gold Raises Dividend 33% To $0.20 Per Share"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal Gold, Inc.
(Registrant)

By: */s/ Karen Gross*
Name: Karen Gross
Title: Vice President & Corporate Secretary

Dated: November 12, 2004

Exhibit 99.1

1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
PHONE: 303 573-1660
FAX: 303 595-9385
EMAIL: royalgold@royalgold.com
www.royalgold.com

NEWSRELEASE

 ROYALGOLD,INC

FOR IMMEDIATE RELEASE: **FOR FURTHER INFORMATION CONTACT**:

Stanley Dempsey, Chairman & Chief Executive Officer
Karen Gross, Vice President & Corporate Secretary
(303) 573-1660

ROYAL GOLD RAISES DIVIDEND 33% TO $0.20 PER SHARE

DENVER, COLORADO. **NOVEMBER 9, 2004: ROYAL GOLD, INC. (NASDAQ:RGLD; TSX:RGL)** today announced that its Board of Directors increased the Company's annual dividend from $0.15 to $0.20, payable on a quarterly basis of $0.05 per share of common stock. The newly declared dividend is 33% higher than the dividend paid in calendar year 2004. Royal Gold has steadily increased its annual dividend since it first issued a $0.05 annual payment for calendar year 2000.

The Board also declared the dividend of $0.05 per share will be payable on January 21, 2005, to shareholders of record at the close of business on January 7, 2005.

Stanley Dempsey, Chairman and CEO, said, "Royal Gold's unique royalty business model provides us the financial strength and flexibility to balance shareholder returns for both the short term and long term. We believe our shareholders should benefit directly from our greater revenues and cashflow. At the same time, we are continuing to invest in our royalty portfolio for long term growth."

Royal Gold is a precious metals royalty company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the NASDAQ National Market System, under the symbol "RGLD" and on the Toronto Stock Exchange, under the symbol "RGL." The Company's web page is located at **www.royalgold.com.**